

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

October 1, 2010

Mr. Gene S. Bertcher
Chief Financial Officer
New Concept Energy, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234

> **Re:    New Concept Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Response letter dated September 8, 2010**
> **File No. 000-08187**

Dear Mr. Bertcher:

We have reviewed your response letter dated September 8, 2010 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.    Please include an explanatory note at the forepart of the Form 10-K/A summarizing the revisions you have made and directing readers to those sections of the document where further details are provided.  In addition, all amendments must include new certifications by each of your principal executive officer and principal financial officer to comply with Rule 12b-15 of Regulation 12B.

Properties, page 8

Development Plan, page 9

2.      We have read the revisions you proposed in response to prior comment two of our letter
        dated August 13, 2010, indicating that plans for a drilling program covering your
        undeveloped reserves were formalized in May 2010.  However, your proposed disclosure
        under this heading indicates that you will begin implementing your drilling program in
        2009.  Please resolve this inconsistency.

        Further, since you had not previously adopted a drilling plan for your undeveloped
        reserves, please address the implications of incorrectly reporting reserves for these
        properties and utilizing the related quantities in your ceiling tests at each quarter-end
        since acquiring the property interests.  If you believe the revisions would not be material
        please submit your materiality analysis.

        If you believe that you met the requirements to book the reserves during 2010, please
        submit the documentation that constitutes your development plan and adoption/final
        investment decision, as previously requested.

        Finally, we do not believe that your annual report should include disclosures about events
        that occurred subsequent to the date that you originally filed your annual report as this
        may give readers an inaccurate understanding of events.  Please make the necessary
        revisions to your proposed disclosure.

        Any details of your subsequent adoption of a development plan should be disclosed in the
        quarterly report covering that period and the subsequent period prior to filing; and
        possibly a current report on Form 8-K.

Exhibit 99.1

3.      The report indicates that it includes schedule 4 which presents the individual cash flows
        for the various entities.  It appears you would need to attach this schedule in order for the
        report to be complete. If such information is not intended to be part of the summary of
        conclusions the report will need to clarify.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Controls and Procedures, page 13

4.      We note your officers concluded that your disclosure controls and procedures were "…effective in timely alerting them to material information relating to the Company…which is required to be included in the Company's periodic SEC filings." This representation implies a limitation on the scope of your conclusion as it does not address other aspects of the definition.

If you are going to include a representation about *how* the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, i.e. "…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Please revise your disclosure as necessary to clarify.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief